

11016559

U.S. DEPA........
WASHINGTON........

SEC Mail Processing Section

FACING PAGE

MAR 01 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM G-405
PART III

Information Re.....
Broke......
Pursuan.....
Exchange Act o.....17 CFR 405.2

SEC FILE NO.

8-37775

REPORT FOR THE PERIOD BEGINNING ___01/01/2010___ AND ENDING ___12/31/2010___
MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

G.X. Clarke & Co.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

10 Exchange Place, Suite 1005
(No. and Street)

Jersey City   New Jersey   07302
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elmer Detres   (212) 200-3600
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report
(Name - if individual, state last, first, middle name)

Deloitte & Touche LLP

Two World Financial Center   New York   NY   10281-1414
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

AFFIRMATION

I, Elmer Detres, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to G.X. Clarke & Co. (the "Company") as of and for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any partner, proprietor, or principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Elmer Detres
Senior Vice President

Subscribed to before me this
25th day of February, 2011

_____
Notary Public

G.X. CLARKE & CO.
(SEC I.D. No. 8-37775)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed in accordance with Section 405.2
of the Regulations pursuant to Section 15C
of the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

SEC Mail Processing
Section

INDEPENDENT AUDITORS' REPORT

MAR 0 1 2011

Washington, DC
110

To the Partners of
G.X. Clarke & Co.
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of G.X. Clarke & Co. (the "Company") as of December 31, 2010 that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of G.X. Clarke & Co. at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2011

Member of
Deloitte Touche Tohmatsu

G.X. CLARKE & CO.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash		$ 1,610,000
Receivables from brokers and dealers		10,624,000
Receivables from customers		11,784,000
Receivables under reverse repurchase agreements		514,406,000
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $493,794,000):		
U.S. Treasury obligations	$ 233,474,000	
U.S. Government agency obligations	207,335,000	
Agency mortgage-backed obligations	160,216,000	
FDIC Guaranteed obligations	16,194,000	617,219,000
Interest receivable on trading assets		3,741,000
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $879,000		1,034,000
Other assets		804,000
TOTAL ASSETS		**$ 1,161,222,000**

LIABILITIES AND PARTNERS' EQUITY

Bank loan		$ 3,000,000
Payables to brokers and dealers		72,484,000
Payables to customers		627,000
Payables under repurchase agreements		471,563,000
Trading liabilities, at fair value		
U.S. Treasury obligations	$ 389,152,000	
U.S. Government agency obligations	157,656,000	
Agency mortgage-backed obligations	8,465,000	
FDIC Guaranteed obligations	1,021,000	556,294,000
Interest payable on trading liabilities		2,297,000
Other liabilities and accrued expenses		7,457,000
		1,113,722,000
Subordinated liabilities		6,000,000
PARTNERS' EQUITY		41,500,000
TOTAL LIABILITIES AND PARTNERS' EQUITY		**$ 1,161,222,000**

See notes to statement of financial condition.

G.X. CLARKE & CO.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

1. INTRODUCTION AND BASIS OF PRESENTATION

Description of Business – G.X. Clarke & Co. (the "Company"), a partnership, is a registered broker-dealer in U.S. Government and agency securities under the Government Securities Act of 1986.

Basis of Presentation – The statement of financial condition of the Company are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require the Company to make certain estimates and assumptions, including those regarding trading assets, trading liabilities and certain accrued liabilities that may affect the amounts reported in the statement of financial condition and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Trading Assets and Trading Liabilities – The Company's trading activities consist primarily of securities trading in connection with U.S. Treasury obligations, U.S. Government agency obligations, agency mortgage-backed obligations, and FDIC guaranteed obligations. Trading assets and trading liabilities, including derivatives used in the Company's trading activities, are recorded on a trade date basis at fair value. Derivative instruments, which consist of futures and mortgage-backed "to be announced" (TBA) securities, are used solely to manage risk exposures in trading inventory.

The guidance on fair value accounting establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. Fair value is the amount that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The fair values of trading assets and trading liabilities are based on quoted external sources (e.g., observable market prices, observable market parameters, price quotation services, etc.), internal sources (e.g., dealer price quotations for similar instruments) or estimates made in good faith by management based on available information. A substantial percentage of the fair value of the Company's trading assets and trading liabilities is based on observable market prices.

Securities Financing Transactions – Receivables under reverse repurchase agreements, payables under repurchase agreements and bonds borrowed and loaned transactions are used to acquire securities for settlement and to finance trading inventory positions. These agreements are recorded at their contractual amounts plus accrued interest. In connection with these agreements and transactions, it is the policy of the Company to receive or pledge cash or securities to adequately collateralize such agreements and transactions in accordance with general industry guidelines and practices. The collateral is valued daily, and accordingly, the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. The carrying amounts

of these agreements and transactions approximate fair value due to their short-term nature and the level of collateralization.

Substantially all receivables under reverse repurchase agreements and payables under repurchase agreements are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain receivables under reverse repurchase agreements and payables under repurchase agreements with the same counterparty on the accompanying statement of financial condition. All firm-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities are disclosed parenthetically in trading assets at fair value on the accompanying statement of financial condition.

Receivables from and Payables to Brokers and Dealers – The amounts shown represent amounts receivable from and payable to brokers and dealers in connection with U.S. Treasury obligations, U.S. Government agency obligations, agency mortgage-backed obligations, and FDIC guaranteed obligations. Receivables from brokers and dealers primarily include amounts receivable for securities sold but not yet delivered by the Company on settlement date ("fails-to-deliver"), net receivables arising from unsettled trades and bonds borrowed transactions. Payables to brokers and dealers primarily include amounts payable for securities purchased but not yet received by the Company on settlement date ("fails-to-receive"), net payables arising from unsettled trades and bonds loaned transactions. Due to their short-term nature, receivables from and payables to brokers and dealers approximate fair value.

Receivables from and Payables to Customers – The amounts shown represent amounts receivable from and payable to customers in connection with U.S. Treasury obligations, U.S. Government agency obligations, agency mortgage-backed obligations, and FDIC guaranteed obligations. Receivables from customers primarily include amounts receivable for securities sold but not yet delivered by the Company on settlement date ("fails-to-deliver"). Payables to customers primarily include amounts payable for securities purchased but not yet received by the Company on settlement date ("fails-to-receive"). Due to their short-term nature, receivables from and payables to customers approximate fair value. Net receivables and payables arising from unsettled trades with customers are included in receivables from and payables to brokers and dealers, respectively. The Company does not maintain balances for any of its customers, which consist solely of institutional counterparties.

Office Equipment and Leasehold Improvements – Office equipment and leasehold improvements are recorded at net amortized cost. Depreciation on office equipment is computed on a straight-line basis using an estimated useful life of 3 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the asset or the remaining life of the related lease. At December 31, 2010, office equipment and leasehold improvements consisted of the following:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Office Equipment	$962,000	$559,000	$403,000
Leasehold Improvements	951,000	320,000	631,000
Total	$1,913,000	$879,000	$1,034,000

Income Taxes - The Company is treated as a partnership for U.S. federal income tax purposes. It is not required to include a provision for federal or state income taxes as each partner is responsible for their pro rata share of taxable income or loss on their respective tax returns.

Accounting Developments

Improving Disclosure about Fair Value Measurement (ASC 820) – In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06. This update provides amendments to ASC 820, Fair Value Measurements and Disclosures, that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. These amendments are effective for periods beginning after December 15, 2009, except for level 3 activities disclosure which is effective for periods beginning after December 15, 2010. The adoption of the new disclosure requirements and clarifications of existing fair value measurement disclosure guidance did not have a material impact on the Company's financial statements. The Company does not anticipate that the adoption of the remaining new disclosure requirements that are effective for annual reporting periods beginning after December 15, 2010 will have a material impact on its financial statements.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (ASC 310) – In July 2010, the FASB issued ASU No. 2010-20. This update provides amendments to ASC 310, *Receivables*, that revises existing disclosure requirements and also requires additional disclosures in order to facilitate financial statement users' evaluation of an entity's credit risk exposure of its financing receivables and adequacy of its allowance for credit losses, including (1) the nature of credit risks inherent in an entity's portfolio of financing receivables, (2) how such risks are analyzed and assessed in arriving at an entity's allowance for credit losses, and (3) changes and reasons for such changes in allowance for credit losses. For nonpublic entities, the disclosures are effective for annual reporting periods ending on or after December 15, 2011. The Company does not anticipate that the adoption of these amendments will have a material impact on its financial statements.

3. **TRADING ASSETS AT FAIR VALUE AND TRADING LIABILITIES AT FAIR VALUE**

At December 31, 2010 the Company held trading assets at fair value and trading liabilities at fair value in U.S. Treasury obligations, U.S. Government agency obligations, agency mortgage-backed obligations, and FDIC guaranteed obligations with maturity dates as follows:

Trading Assets, at Fair Value

	Less Than 1 year	1 to 5 Years	5 Years or Longer	Total
U.S. Treasury obligations	$56,702,000	$130,497,000	$46,275,000	$233,474,000
U.S. Government agency obligations	18,136,000	137,439,000	51,760,000	207,335,000
Agency mortgage-backed obligations	14,000	1,663,000	158,539,000	160,216,000
FDIC guaranteed obligations	9,303,000	6,891,000	-	16,194,000
Total	$84,155,000	$276,490,000	$256,574,000	$617,219,000

Trading Liabilities, at Fair Value

	Less Than 1 year	1 to 5 Years	5 Years or Longer	Total
U.S. Treasury obligations	($168,813,000)	($167,826,000)	($52,513,000)	($389,152,000)
U.S. Government agency obligations	(20,978,000)	(122,142,000)	(14,536,000)	(157,656,000)
Agency mortgage-backed obligations	-	-	(8,465,000)	(8,465,000)
FDIC guaranteed obligations	-	(1,021,000)	-	(1,021,000)
Total	($189,791,000)	($290,989,000)	($75,514,000)	($556,294,000)

The firm enters into contracts for the forward purchase or sale of TBA securities for the sole purpose of managing risk associated with the sale or purchase of agency mortgage pass thru securities. Since such contracts may be net settled, they are accounted for as derivative instruments. TBA securities included in agency mortgage-backed obligations within trading assets and trading liabilities consist of unrealized gains of $761,000 and unrealized losses of $995,000, respectively.

In accordance with current fair value guidance, the Company has categorized its trading assets and trading liabilities, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Trading assets and trading liabilities recorded on the accompanying statement of financial condition are categorized based on the inputs to the valuation techniques as follows:

Level 1: Trading assets and trading liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in active markets that the Company has the ability to access (for example, U.S. Treasury obligations and certain U.S. Government agency securities).

Level 2: Trading assets and trading liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability (for example, agency mortgage-backed securities, and certain U.S. Government agency securities).

Level 2 inputs include:
a) Quoted prices for similar assets or liabilities in active markets;
b) Quoted prices for identical or similar assets or liabilities in non-active markets;
c) Pricing models whose inputs are observable for substantially the full term of the asset or liability;
d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3: Trading assets and trading liabilities whose prices are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. The Company had no Level 3 trading assets or trading liabilities as of December 31, 2010. There were no transfers between any of the Level 1 and 2 categories in the fair value measurement hierarchy during the year ended December 31, 2010.

When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those trading assets and trading liabilities measured at fair value as of December 31, 2010:

Trading Assets, at Fair Value

	Level 1	Level 2	Total
U.S. Treasury obligations	$233,474,000	$0	$233,474,000
U.S. Government agency obligations	85,813,000	121,522,000	207,335,000
Agency mortgage-backed obligations	-	160,216,000	160,216,000
FDIC guaranteed obligations	-	16,194,000	16,194,000
Total	$319,287,000	$297,932,000	$617,219,000

Trading Liabilities, at Fair Value

	Level 1	Level 2	Total
U.S. Treasury obligations	($389,152,000)	$0	($389,152,000)
U.S. Government agency obligations	(126,014,000)	(31,642,000)	(157,656,000)
Agency mortgage-backed obligations	-	(8,465,000)	(8,465,000)
FDIC guaranteed obligations		(1,021,000)	(1,021,000)
Total	($515,166,000)	($41,128,000)	($556,294,000)

4. COLLATERALIZED TRANSACTIONS

The Company pledges trading assets to collateralize repurchase agreements. At December 31, 2010, on a settlement date basis, trading assets of $207,812,000 were pledged as collateral under repurchase agreements. The Company additionally pledges trading assets as collateral in connection with certain bonds for bonds transactions in which the Company is the borrower. At December 31, 2010, the Company had pledged securities with a market value of approximately $285,931,000 for these transactions. The Company also pledges trading assets as collateral in connection with certain bond lending transactions in which the Company pledges collateral for cash. At December 31, 2010, the Company had pledged securities with a market value of approximately $51,000 for these transactions. The counterparty has the right to repledge the collateral in connection with these transactions. In total, $493,794,000 of trading assets have been pledged as collateral and have been parenthetically disclosed on the accompanying statement of financial condition.

In addition, the Company pledged trading assets valued at approximately $90,070,000 as collateral for tri-party repurchase agreements and $2,787,000 as collateral for a bank loan. These securities have not been parenthetically disclosed on the statement of financial condition since the counterparty does not have the right to sell or repledge the collateral.

At December 31, 2010, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in reverse repurchase agreements and certain bonds for bonds transactions with brokers and dealers. The fair value of such collateral at December 31, 2010, was approximately $1,048,632,000. In the normal course of business this collateral is used by the Company to cover trading liabilities and to obtain financing in the form of repurchase agreements, securities loaned transactions and secured bank loans. At December 31, 2010, substantially all of the above collateral had been delivered against trading liabilities or repledged by the Company to obtain financing.

5. DEFINED CONTRIBUTION 401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan") covering partners and all full-time employees of the Company. Partners and employees having reached 20½ years of age have the option of joining the Plan after 6 months of service. The partners' and employees' contributions are limited to the lesser of 20% of the individual's gross wages or the maximum employee deductible contribution for a defined contribution plan ($16,500 for calendar year 2010). The Company intends to match annual partner and employee contributions to the Plan at the lesser of $14,700 or 6% of participating partners' or employees' compensation.

6. COMMITMENTS AND CONTINGENCIES

Leases and Commitments

At December 31, 2010, the minimum future rental commitments under the operating leases were as follows:

For the Year Ending December 31		Amount
2011	$	602,000
2012		579,000
2013		579,000
2014		579,000
2015		579,000
Thereafter		290,000
	$	3,208,000

Additionally, the Company's primary lease contains escalation clauses providing for increased rentals based upon maintenance and tax increases.

Commitments to Purchase Securities

Trading liabilities represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy trading liabilities may exceed the amounts recognized on the accompanying statement of financial condition.

7. LIQUID CAPITAL REQUIREMENT

As a registered broker-dealer in U.S. Treasury obligations, U.S. Government agency obligations, agency mortgage-backed obligations, and FDIC guaranteed obligations, the Company is subject to the financial responsibility requirements of Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. The capital requirements of Section 402.2 provide that a ratio shall be maintained of liquid capital to total haircuts (as defined) in excess of 1.2 to 1. At December 31, 2010, the Company had liquid capital of $44,293,000, excess liquid capital (as defined) of $39,547,000, and total haircuts of $3,955,000. The Company's ratio of liquid capital to total haircuts was 11.2 to 1.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a broker-dealer in U.S. Treasury obligations, U.S. Government agency obligations, agency mortgage-backed obligations, and FDIC guaranteed obligations, the Company is engaged in various securities trading, borrowing and lending activities servicing solely institutional counterparties. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions and market risk associated with the sale of securities not yet purchased, can be directly impacted by volatile trading markets which may impair their ability to satisfy outstanding obligations to the Company. In the event of non-performance and unfavorable market price movements, the Company may be required to purchase or sell financial instruments.

The Company does not anticipate non-performance by counterparties in the above situations. The Company has a policy of reviewing the credit standing of each counterparty with which it conducts business. The Company has credit guidelines that limit the Company's current and potential credit exposure to any one counterparty. The Credit Committee administers limits, monitors credit exposure, and periodically reviews the financial soundness of counterparties. The Company manages the credit exposure relating to its trading activities in various ways, including entering into collateral arrangements and limiting the duration of exposure. Risk is mitigated in certain cases by closing out transactions and entering into risk reducing transactions.

In the normal course of business, the Company enters into transactions involving futures contracts and forward sales and purchases of TBA securities for hedging purposes and to manage the Company's exposure to market and other risks. Futures contracts are transacted on a margin basis through a futures commission merchant, executed on an exchange, and cash settled on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Futures contracts are carried in other assets on the statement of financial condition at fair value and are based on quoted market prices. Market risk arises from changes in the value of futures contracts held.

Concentrations of Credit Risk – The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer. Trading assets consist of U.S. Treasury obligations, U.S. Government agency obligations, agency mortgage-backed obligations, and FDIC guaranteed obligations, as well as interest receivable on those securities, which in the aggregate represent approximately 53% of the Company's total assets as of December 31, 2010. In addition, all of the collateral held by the Company for receivables under reverse repurchase agreements, which represent 44% of the Company's total assets at December 31, 2010, consists of securities issued or guaranteed by the U.S. Government or its agencies.

9. **SUBORDINATED LIABILITIES**

At December 31, 2010, the Company had subordinated loan agreements outstanding totaling $6,000,000 with eleven partners, three former partners, four employees and one former employee of the Company. The loans pay a variable interest rate of two percent (2%) per annum in excess of the prime rate (such rate of interest shall not be lower than seven percent (7%) per annum or greater than thirteen percent (13%) per annum) and mature at various dates in the years 2011, 2012, 2013, 2014, and 2015.

Of the total $6,000,000 in subordinated loans, $5,950,000 of these loans are available to the Company in computing its liquid capital at December 31, 2010 pursuant to Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The carrying amount of subordinated loans approximates fair value due to borrowings at market rates.

10. **SUBSEQUENT EVENTS**

The Company has evaluated its subsequent events through February 25, 2011, the issuance date of this report. No subsequent events were noted.

11. **UNCERTAINTY IN INCOME TAXES**

In accordance with current guidance on accounting for uncertainty in income taxes, the Company evaluated the requirements of the guidance and determined that it did not have any impact on the financial statements.

The Company files partnership returns with the Federal, New York State, and New Jersey State tax authorities. The years that are open for tax examinations under the statute of limitations are 2007, 2008, 2009, and 2010.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2011

G.X. Clarke & Co.
10 Exchange Place – Suite 1005
Jersey City, NJ 07302

In planning and performing our audit of the financial statements of G.X. Clarke & Co. as of and for the year ended December 31, 2010 (on which we issued our report dated February 25, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Section 405.2 of the Regulations under Section 15C of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Section 405.2, in the following respects: (1) making the periodic computations of total haircuts and liquid capital under Section 402.2; (2) making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Section 404.5; and (3) determining compliance with the exemptive provisions of Section 403.4. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in complying with the requirements for prompt practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Section 405.2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Member of
Deloitte Touche Tohmatsu

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for its purposes in accordance with the regulations under Section 15C of the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the Department of Treasury's objectives.

This report is intended solely for the information and use of the Partners, management, the Department of Treasury, Financial Industry Regulatory Authority, Inc., the Federal Reserve Bank of New York, the Securities and Exchange Commission, and other regulatory agencies that rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of government securities broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP